                                                                    EXHIBIT 4.14


                      [EN POINTE TECHNOLOGIES LETTERHEAD]

                                            Writer's Direct Dial: (310) 725-9773
                                             Writer's Direct Fax: (310) 725-5296

                              September 15, 1997

Mr. Robert J. McNulty, CEO
SHOPPING.COM
2101 East Coast Hwy.
Garden Level
Corona del Mar, California 92625

     Re:  SHOPPING.COM
          ------------

Dear Mr. McNulty:

     This letter when executed in duplicate expresses the agreement of Shopping.Com ("Shopping") and En Pointe Technologies, Inc. ("En Pointe") in concluding a series of transactions, as follows:

     1. En Pointe will make an investment in Shopping in the form of a loan. The loan is a loan of six hundred thousand dollars ($600,000.00) due the earlier of nine (9) months from the date of issuance or on the closing of the initial public offering, and bearing interest at the rate of 10% per annum, subordinated, linked to five (5) year warrants for the purchase of 399,600 shares of common stock at an exercise price of two dollars and twenty-five cents ($2.25) per share. The other terms of the loan and the warrants will be the same as those for all other loan investors in Shopping.

     2. En Pointe will grant Shopping a license to En Pointe's proprietary EPIC software in the form in which the EPIC software exists as of the October 1, 1997 production date. This license will be an unlimited user, worldwide license for a term of five (5) years. In exchange for this five (5) year license, Shopping will pay En Pointe two hundred and fifty

Mr. Robert J. McNulty, CEO
SHOPPING.COM
September 15, 1997
Page 2

thousand (250,000) shares valued at three dollars ($3.00) per share; half of these shares would be subject to a twelve (12) month standstill, the other half of the shares would be subject to a twenty-four (24) month standstill. Additionally, at the end of the initial five (5) year license term, Shopping will have a option to a renewed license for an additional five (5) year period at fair market value for such license. In the event that the parties were not able to agree on fair market value at the time of exercise of option, the fair market value would be determined by binding arbitration to be completed within thirty (30) days of either party's request for same. During the term of the license, Shopping will pay En Pointe an annual maintenance and upgrades fee of one hundred thousand dollars ($100,000.00). The initial annual fee is to be paid concurrent with the funding of the initial loan by En Pointe, in the form of certified funds.

Mr. Robert J. McNulty, CEO
SHOPPING.COM
September 15, 1997
Page 3


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[*] Confidential Treatment Requested.

Mr. Robert J. McNulty, CEO
SHOPPING.COM
September 15, 1997
Page 4


     11. This agreement is subject to approval by En Pointe's Board of Directors.

     If you agree with the foregoing, please sign where indicated on each copy of this letter and return one copy to us. Thank you. If you have any questions, please contact me at (310) 725-9773 to discuss the matter further.

                                                 Sincerely,

                                                 /s/ JACOB J. STETTIN

                                                 Jacob J. Stettin
                                                 General Counsel

JJS/kmd



AGREED                                           AGREED

SHOPPING.COM                                     EN POINTE TECHNOLOGIES, INC.

BY /s/ ROBERT J. MCNULTY                         BY /s/  BOB DIN
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        9/15/97                                                 9/15/97